                            UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K
(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year end December 31, 2001

           ------------------------------------------


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from _______ to ______
     Commission file number ____________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          OUTBACK STEAKHOUSE, INC.
          SALARIED EMPLOYEES 401(k) PLAN AND TRUST

          Report on Audits of Financial Statements for the years ended December 31, 2001 and 2000
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

TABLE OF CONTENTS

                                                          Page(s)

Report of Independent Certified Public Accountants           1


Financial Statements:

  Statements of Net Assets Available for Benefits
     as of December 31, 2001 and 2000                        2

  Statements of Changes in Net Assets Available for Benefits
     for the years ended December 31, 2001 and 2000          3

  Notes to Financial Statements                             4-7


Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes at
     End of Year                                             8

  Schedule of Investments Both Acquired and Disposed
     of Within the Plan Year                                 9

  Schedule of Reportable Transactions                        10

  Schedule of Loans or Fixed Income Obligations in
     Default or Classified as Uncollectible                  11

  Schedule of Leases in Default or Classified as
     Uncollectible                                           12

  Schedule of Nonexempt Transactions                         13









       Report of Independent Certified Public Accountants


To the Participants and Administrator of Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Outback Steakhouse, Inc. Salaried Employees 401(k) Plan and
Trust (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Tampa, Florida
June 19, 2002
                          -1-
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
-----------------------------------------------------------------------
                                                 2001           2000
ASSETS

Cash                                      $        7,767    $      4,442
Investments                                   26,161,729      20,476,150

Receivables:
  Participant contributions                            -         310,060
  Employer contributions                         922,498         700,000
  Due from broker for securities sold                  -           2,456
                                           -------------    ------------
                                                 922,498       1,012,516
                                           -------------    ------------
    Total Assets                              27,091,994      21,493,108

LIABILITIES
  Due to broker for securities purchased          80,029               -
                                           -------------    ------------
    Total liabilities                             80,029               -

  Net assets available for benefits         $ 27,011,965    $ 21,493,108
                                           =============    ============



The accompanying notes are an integral part of these financial statements.
                          -2-
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

                                                                    2001         2000

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value of investments  $   260,135 $(2,429,597)
    Interest and dividend income                                      629,178     849,257
                                                                  ----------- -----------
                                                                      889,313  (1,580,340)
                                                                  ----------- -----------
Contributions:
    Participant                                                     4,698,141   4,274,622
    Participant rollovers                                             125,763     138,958
    Employer                                                        1,751,273     700,000
                                                                  ----------- -----------
                                                                    6,575,177   5,113,580
                                                                  ----------- -----------
          Total additions                                           7,464,490   3,533,240
                                                                  ----------- -----------

Deductions from net assets attributed to:
  Benefits paid to participants                                     1,892,817   1,350,633
  Other                                                                52,816      19,279
                                                                  ----------- -----------
         Total deductions                                           1,945,633   1,369,912
                                                                  ----------- -----------
Net increase                                                        5,518,857   2,163,328


Transfer of assets from the Outback Steakhouse, Inc.
  Employees Stock Ownership Plan                                            -   3,138,626
                                                                  ----------- -----------
                                                                    5,518,857   5,301,954

Net assets available for benefits:
  Beginning of year                                                21,493,108  16,191,154
                                                                  ----------- -----------
  End of year                                                     $27,011,965 $21,493,108
                                                                  =========== ===========

The accompanying notes are an integral part of these financial statements.
                          -3-
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
------------------------------------------------------------------
1.   Description of the Plan:
  The following description of the Outback Steakhouse, Inc. Salaried
  Employees 401(k) Plan and Trust (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General
  The Plan is a defined contribution plan established by Outback
  Steakhouse, Inc. and its wholly-owned subsidiaries (the
  "Company") as of January 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of
  1974 ("ERISA").

  During fiscal 2000, the Plan was amended to provide for a profit sharing contribution in addition to the employer matching contribution already permitted under the Plan.
  Additionally, the Plan was amended effective June 1, 2000 to provide for the merger of the assets and liabilities of certain salaried employees held in the Outback Steakhouse, Inc.
  Employees Stock Ownership Plan (the "ESOP") into the Plan.
  Shares with a market value at date of transfer of $3,138,626 were transferred from the ESOP to the Plan effective June 15,2000.

  Eligibility
  Substantially all of the Company's salaried employees, union and leased employees, who have reached the age of 18, are eligible to participate in the Plan, as defined by the Plan.

  Contributions
  Each year, participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage prior to any pay period interval throughout the Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions of non-periodic deferrals, such as bonuses, may also be made, subject to limitations of the Plan. Participants direct their contributions into various investment options offered by the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Code.

  Additional amounts may be contributed by the Company at the discretion of the Company's board of directors in the form of a matching or profit sharing contribution. Employer matching contributions are allocated in the ratio of a participant's total elective deferrals for the Plan year to the total elective deferrals of all participants for the Plan year. The profit sharing contribution is allocated to participants employed by the Company on the last day of the Plan year based on the ratio of a participant's compensation for the plan year to the compensation of all participants for the Plan year.
                           -4-
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
------------------------------------------------------------------

  The Company declared a profit sharing contribution of $922,498 and $828,775 for fiscal 2001 and 2000, respectively.

  Participant Accounts
  Each participant's account is credited with the participant's contributions, a prorata share of the Plan's earnings, and any employer contributions. Plan earnings are allocated based upon the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting
  Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon. Vesting in the Company's discretionary contributions, plus actual earnings thereon, is based on years of credited service. Participants are vested 100% in employer contributions after they achieve five years of credited service with the Company.

  Investment Options
  At the time of enrollment in the Plan, a participant may direct his or her contributions, in 1% increments, in any of the seven core investment options. Once enrolled, a participant may direct his or her investment options to include any of the additional twenty-one non-core investment options.

  Participant Loans
  Loans are available to active participants who maintain an account balance under the Plan provided that the minimum loan amount is $1,000 with a maximum of $50,000 or 50% of the participant's vested account balance. Such loans are collateralized by each respective participant's account with interest and principal payments being credited to the participant's account according to the then current investment choices. All loans are subject to repayment via payroll deductions over a maximum period of five years, except for the purchase of a primary residence, for which the period is 15 years. The interest for loans is determined as of the first day of each calendar quarter at an interest rate commensurate with local prevailing rates as determined by the Trustee.

  Payment of Benefits
  Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump sum cash payment or installment payments payable in cash or in kind over a period not to exceed the participant's expected future lifetime or the joint expected future lifetime of the participant and spouse. In addition, under very limited circumstances, a participant may receive a financial hardship distribution, in accordance with the Plan agreement. A maximum of four such withdrawals are permitted annually.
                           -5-
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
------------------------------------------------------------------

  Forfeited Accounts
  Forfeitures are used to pay Plan expenses and reduce the Company's profit sharing and/or matching contribution for the Plan year in which the forfeiture occurs. As of December 31, 2001 and 2000, there were $2,938 and $0 forfeitures available, respectively.

2.   Summary of Significant Accounting Policies:
  Basis of Accounting
  The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

  Investment Valuation and Income Recognition
  The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation
  (depreciation) in fair value of investments.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
  Dividends are recorded on the ex-dividend date.

  Administrative Expenses
  Certain expenses incurred in connection with the Plan's administration are paid by the Company and are not included in the accompanying financial statements.

3.   Investments:
  The following table presents fair value of investments.
  Investments that represent 5% or more of the Plan's net assets are separately stated.
                                            December 31,
                                         2001         2000
Investments, at fair value as
determined by quoted market prices:
  Mutual funds                         $13,927,837 $12,306,192
  Outback Steakhouse, Inc. common stock  8,184,349   5,409,708
  Common/collective trust                1,829,710   1,100,521
  Participant loans                      2,219,833   1,659,729
                                       ----------- -----------
Total investments                      $26,161,729 $20,476,150
                                       =========== ===========
                           -6-
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000
------------------------------------------------------------------

  During 2001 and 2000, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value, as
  follows:
                                       Year Ended December 31,
                                            2001      2000

Mutual funds                          $(1,793,454)  $(1,890,540)
Outback Steakhouse, Inc. common stock   2,053,589      (539,057)
Common/collective trust                         -             -
                                      -----------   -----------
                                      $   260,135   $(2,429,597)
                                      ===========   ===========
4.   Related Party Transactions
  Certain Plan investments are shares of Company stock and mutual funds managed by Merrill Lynch Trust Company (the "Trustee") and, therefore, these transactions qualify as party-in-interest transactions. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

5.   Plan Termination
  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.   Tax Status
  The Internal Revenue Service has determined, and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "IRC"). The
  Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   Concentrations of Credit Risk
  Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments. Plan participants have the option to invest in twenty-eight different investment options.
                           -7-

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule to Assets Held for Investment Purposes
At End of Year
------------------------------------------------------------------
       Identity of issue, borrower,              Description of           Current
         lessor, or similar party                   investment              value

Outback Steakhouse, Inc.*                         Common Stock Fund       $   8,184,349
                                                                          -------------
Merrill Lynch Retirement Preservation Trust*    Common/Collective Trust       1,829,710
                                                                          -------------

AIM International Equity Fund Class A*             Mutual Fund                2,175,465
AIM Weingarten Fund Class A                        Mutual Fund                  285,117
Alliance Quasar Fund Class A                       Mutual Fund                   11,611
Davis New York Venture Fund Class A                Mutual Fund                  147,394
Davis Series Financial Fund Class A                Mutual Fund                    3,443
Evergreen Growth & Income Fund Class A             Mutual Fund                   28,415
GAM Global Fund Class A                            Mutual Fund                   11,356
GAM American Focus Fund Class A                    Mutual Fund                    8,966
Lord Abbett Developing Growth Fund Class P         Mutual Fund                   97,735
Massachusetts Investors Trust Class A              Mutual Fund                   85,560
Mercury Low Duration Investor Class A              Mutual Fund                    5,192
Merrill Lynch Balances Capital Fund Class D*       Mutual Fund                1,781,567
Merrill Lynch Basic Value Fund Class D             Mutual Fund                   38,560
Merrill Lynch Fundamental Growth Fund Class D      Mutual Fund                  427,581
Merrill Lynch S&P 500 Index Fund Class A*          Mutual Fund                5,227,044
Merrill Lynch Small Cap Value Fund Class A         Mutual Fund                  406,931
Oppenheimer Capital Appreciation Fund Class A      Mutual Fund                  554,920
Oppenheimer Quest Global Value Fund Class A        Mutual Fund                  111,271
Oppenheimer Strategic Income Fund Class A          Mutual Fund                   19,455
PIMCO Mid Cap Growth Fund Class A                  Mutual Fund                  216,054
PIMCO Small Cap Value Fund Class A                 Mutual Fund                  152,648
PIMCO Total Return Fund Class A                    Mutual Fund                  729,761
Pioneer Growth Shares Fund Class A                 Mutual Fund                   86,607
State Street Research Mid Cap Value Fund Class A*  Mutual Fund                1,182,931
State Street Research Government Income Fund       Mutual Fund                   67,781
Van Kamp Growth & Income Fund Class B              Mutual Fund                   64,472
                                                                          -------------
  Total Mutual Funds                                                         13,927,837
                                                                          -------------
Participant Loans*                                  Loan Fund                 2,219,833
                                                                          -------------
   Total                                                                   $ 26,161,729
                                                                          =============
*Items represent investments that are greater than 5% of the Plan's net assets.
                           -8-
Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Investment Assets Both Acquired and
Disposed of Within the Plan Year
------------------------------------------------------------------

The Plan executed no transactions as defined.
                           -9-

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Reportable Transactions
------------------------------------------------------------------

The Plan executed no transactions as defined.
                           -10-

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Loans or Fixed Income Obligations in
Default or Classified as Uncollectible
------------------------------------------------------------------

The Plan executed no transactions as defined.
                           -11-

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Leases in Default or Classified as Uncollectible
------------------------------------------------------------------

The Plan executed no transactions as defined.
                           -12-

Outback Steakhouse, Inc.
Salaried Employees 401(k) Plan and Trust

Schedule of Nonexempt Transactions
------------------------------------------------------------------

The Plan executed no transactions as defined.

                           -13-
                         SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange
Act of 1934, the Plan Adminstrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PLAN ADMINSTRATOR


                                  OUTBACK STEAKHOUSE, INC.



                                  By: /s/ Robert S. Merritt
                                      Robert S. Merritt
                                      Senior Vice President
                                      Chief Financial Officer and Treasurer

Dated: June 27, 2002
                         -14-

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